Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

July 15, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	Alto Palermo S.A.: Form 20-F for Fiscal Year ended June 30, 2012, Filed on October 31, 2012, File No. 001-13542

Dear Ms. Monick:

On behalf of Alto Palermo S.A. (the “Company”)  and further to our telephone conversation held on July 7, 2014, we are responding to the Staff’s request for a clarification of the Company’s assertions in its comment response letters dated May 20, 2013 and October 18, 2013.
In the response letter dated May 20, 2013, the Company included a reference to the fact that it might sell the receivable prior to completion and delivery of the apartment units. The Company wishes to clarify to the Staff that what it intended to describe was that it might "market" the apartment units prior to their completion and delivery by the developer, as further described below. Additionally, the Company advises the Staff that it has not sold, assigned, securitized or disposed of any receivables associated with these barter transactions. The receivable is only settled through the delivery of completed units by the relevant developer.

In the response letter dated October 18, 2013, the Company included a reference to the fact that it might also sell the specific apartment units that it would receive before construction is completed. The Company wishes to clarify to the Staff that what it intended to describe was that it might "market" the apartment units prior to its completion and delivery. In this regard, when the Company undertakes these arrangements, it generally receives advance payments from buyers, the amount of which is recorded as a liability. Under no circumstances does the Company record any revenue or gain when it markets the units prior to completion and delivery by the developer. As described in the response letter dated December 30, 2013, the Company only recognizes revenue when completed units are (1) received and (2) sold to third parties, upon which ownership and risk of loss of the subject property is transferred to the purchaser.

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Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Emiliano Brunet
David L. Williams